Oglethorpe Power Corporation
2100 East Exchange Place
PO Box 1349
Tucker, GA 30085-1349
phone 770-270-7600
fax 770-270-7872
An Electric Membership Cooperative

January 20, 2009

VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-0404

Mail Stop 3561

Attn:	Mr. Andrew Mew, Accounting Branch Chief
Mr. Scott Stringer, Staff Accountant

Re:	Oglethorpe Power Corporation
Form 10-K for the year ended December 31, 2007 and Form 10-Q for the quarter ended September 30, 2008
File No. 033-07591

Dear Messrs. Mew and Stringer:

Oglethorpe Power Corporation (an Electric Membership Corporation) (“Oglethorpe”) hereby submits its responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in the Staff’s letter dated January 6, 2009 (the “Comment Letter”) pertaining to the above-referenced periodic reports of Oglethorpe.  Please note that each of the Staff’s comments are numbered below to correspond with the order in which they appeared in the Comment Letter.

Form 10-K for the fiscal year ended December 31, 2007

Note 2. Fair Value of Financial Instruments – Rocky Mountain Transactions

1. Comment:

We note your response to prior comment 1 that you believe you are legally released from being the primary obligor.  However, we remain unclear how your lease obligations were legally released upon the execution of the Payment Undertaking Agreement in December 1996.  Please provide us objective evidence such as any legal documentation or agreement etc. to support your conclusion that you were legally released, either judicially or by the creditor.

Response:  Oglethorpe reiterates herein its response contained in a letter dated December 19, 2008 to prior comment 1.  In addition, Oglethorpe refers the Staff to Section 3.7 of the

Facility Lease Agreement, dated as of December 30, 1996, between SunTrust Bank, Atlanta, as Co-Trustee, and Rocky Mountain Leasing Corporation, together with a Schedule identifying five other substantially identical Facility Lease Agreements.(1)  Pursuant to Section 3.7 of the Facility Lease Agreements, the lessors have released Oglethorpe from being the primary obligor with respect to the Payment Undertaking Rental Payments (as such term is defined in Oglethorpe’s letter dated December 19, 2008) by agreeing contractually to use due diligence to collect such payments from the primarily liable party before seeking to collect such payments from Oglethorpe.

2. Comment:

Notwithstanding our comment above, please explain the extent you have considered FIN 45 in determining whether you should record a guarantee obligation given that you are secondarily liable and appear to be the guarantor of the payment undertaking agreement.  If not, please explain to us why.

Response:  Because Oglethorpe remains secondarily liable for the Payment Undertaking Rental Payments under the Facility Lease Agreements if the primarily liable party fails to make such payments and after the lessors have pursued due diligence to collect such amounts from the primarily liable party, Oglethorpe has treated such liability as a guarantee in accordance with Financial Accounting Standards Board Interpretation No. 45 (“FIN 45”).

In connection with the initial adoption of FIN 45, Oglethorpe determined that it was exempt from the initial recognition and measurement provisions in paragraphs 9 and 10 of FIN 45 pursuant to paragraph 20 of FIN 45.  In particular, paragraph 20 of FIN 45 provides that the “initial recognition and initial measurement provisions . . . shall be applied only on a prospective basis to guarantees issued or modified after December 31, 2002.”  In this regard, the Facility Lease Agreements were entered into in December 1996 and January 1997 and the Facility Lease Agreements, including Section 3.7 thereof, have not been modified since such time.  As a result and in accordance with paragraphs 20 and 21 of FIN 45, such guarantee is only subject to the disclosure provisions contained in paragraph 13 of FIN 45.(2)

In accordance with the foregoing, Oglethorpe has disclosed the following regarding the guarantee in its periodic reports:

(1) The Facility Lease Agreement is filed as Exhibit 10.32.5 to Oglethorpe’s Form 10-K for the fiscal year ended December 31, 1996.

(2) Paragraph 21 of FIN 45 provides that the “disclosure requirements in paragraphs 13-16 are effective for financial statements of interim or annual periods ending after December 15, 2002.”

“As of December 31, 2007 and 2006, Oglethorpe’s guarantees included those disclosed in . . . and in Note 2 for rental payments due under the terms of the Rocky Mountain transactions.  See Note 2 for discussion of Rocky Mountain transactions.”(3)

“[Oglethorpe] remains liable for all payments of basic rent under the leases if the payment undertaker fails to make such payments, although the owner trusts have agreed to use due diligence to pursue the payment undertaker before pursuing payment from .. . . Oglethorpe.  The fair value amount relating to the guarantee of basic rent payments is immaterial principally due to the high credit rating of the payment undertaker.”(4)

“If [Oglethorpe’s] interests in the payment undertaking agreements and the corresponding lease obligations were reflected on the balance sheets of . . . Oglethorpe at December 31, 2007, both the Deposit on Rocky Mountain transactions and Obligation under Rocky Mountain transactions would have been higher by $709 million.”(5)

Oglethorpe notes that the above-referenced disclosure meets the applicable disclosure requirements contained in paragraph 13 of FIN 45 relating to the guarantee.

*     *     *     *     *

Oglethorpe hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the above referenced filings.  Oglethorpe further acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings.  Oglethorpe also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

In addition, Oglethorpe appreciates your attention to this matter and your discussions regarding your comments and our responses with our outside legal counsel, Harry S. Pangas of Sutherland Asbill & Brennan LLP.

(3) See Note 11 to Oglethorpe’s financial statements contained in its Form 10-K for the fiscal year ended December 31, 2007.

(4) See Note 2 to Oglethorpe’s financial statements contained in its Form 10-K for the fiscal year ended December 31, 2007.

(5) See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Financial Condition – Off-Balance Sheets Arrangements” contained in Oglethorpe’s Form 10-K for the fiscal year ended December 31, 2007.  In future filings with the SEC, Oglethorpe will include similar disclosure in the notes to its financial statements.

If you have any questions or want to discuss any of Oglethorpe’s responses, please call me at 770.270.7168, Herbert J. Short, our General Counsel, at 770.270.7912, or Harry S. Pangas at 202.383.0805.

Sincerely,

/s/ Elizabeth B. Higgins
Elizabeth B. Higgins
Executive Vice President and Chief Financial Officer

cc:	Herbert J. Short, Esq.
Harry S. Pangas, Esq.